

Mail Stop 4720   July 18, 2017

<u>Via E-mail</u>
Joseph W. Evans
Chief Executive Officer
State Bank Financial Corporation
3399 Peachtree Road, NE, Suite 1900
Atlanta, Georgia 30326

> **Re: State Bank Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 001-35139**

Dear Mr. Evans:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 6. Selected Financial Data

Performance Ratios, page 41

1.   We note your disclosure of net interest margin excluding accretion income related to purchase accounting discounts on acquired loan portfolios. The exclusion of this adjustment is not appropriate as it represents a tailored accounting principle prohibited by Regulation G because it only excludes the effects of purchase accounting, and does not reflect true organic growth. Please remove this non-GAAP measure from future presentations.

Item 8. Financial Statements and Supplementary Data

Note 23. Earnings Per Share, page 157

2.   Please enhance your disclosure in future filings to clarify securities excluded from diluted earnings per share as their impact would have been anti-dilutive.   Refer to ASC 260-10-50-1-(c).

Form 8-K filed May 8, 2017

Item 9.01 Financial Statements and Exhibits

3.   We note your disclosure of interest income and net interest margin excluding accretion income related to purchase accounting discounts on acquired loan portfolios. The exclusion of this adjustment is not appropriate as it represents a tailored accounting principle prohibited by Regulation G because it only excludes the effects of purchase accounting, and does not reflect true organic growth. Please remove these non-GAAP measures from future presentations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michelle Miller at 202-551-3368 or me at 202-551-3492 if you have questions regarding comments on the financial statements and related matters.

                                            Sincerely,

                                            /s/ John P. Nolan

                                            John P. Nolan
                                            Senior Assistant Chief Accountant
                                            Office of Financial Services